UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Explanatory Note

Perpetuals.com Ltd (the “Company”) issued a press release on June 2, 2026, announcing the early results for its UpsideOnly platform and an agreement with Datavault AI Inc. A copy of this press release is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Perpetuals Reports $4.5 Billion in UpsideOnly Volume and Signs Exchange Agreement with Datavault AI for Tokenized Commodities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: June 2, 2026	By:	/s/ Patrick Gruhn
	Name:	Patrick Gruhn
	Title:	Co-Chief Executive Officer and Representative Director
(Principal Executive Officer)

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